

August 4, 2015

Via E-mail
Mr. Jose Antonio Gonzalez Flores
Chief Financial Officer
Cemex, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **Re:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **Response Dated July 10, 2015**
> **File No. 1-14946**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2014

Item 5 – Operating and Financial Review and Prospects
Results of Operations, page 123

1. We note your response to our comment number 2 from our letter dated June 25, 2015. Your proposed amended disclosure continues to indicate that part of the difference for the change in the deferred income tax expense between fiscal years 2014 and 2013 is attributable to the changes in income tax rates in some of the countries Cemex operates in. To the extent the mix of income in tax jurisdictions is impacting your effective tax rate, please expand this disclosure in MD&A to provide investors with quantified analysis and additional insight into the tax jurisdictions and other factors impacting your foreign tax rates for each period presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 19 Income Taxes
19C) Effective Tax Rate page F-80

2. We note your response to our comment number 3 from our letter dated June 25, 2015. As described in footnote 2 to your proposed expanded tax rate reconciliation, you recorded additional income tax expense of over Ps10,000 for "effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX's tax loss carryforwards during the period." Please refer us to where this component of tax expense is discussed in your filing and provide us with a detailed explanation of the calculation. Explain how the charge has impacted the balance of your deferred income tax asset for tax loss carryforwards and other tax credits, which was Ps25,720 and Ps26,290 as of December 31, 2014 and 2013, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief